Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 11 DATED MARCH 21, 2013

Supplement No. 11 to be used with
PROSPECTUS DATED MAY 2, 2012

Summary of Supplement to Prospectus
(See Supplement for Additional Information)

Supplement No. 11 (cumulative, replacing all prior supplements) dated March 21, 2013 reports on (a) the status of our best-efforts offering of Units; (b) the extension of our best-efforts offering of Units until January 19, 2014; (c) our recent purchase of 6 hotels containing a total of 863 guest rooms for an aggregate gross purchase price of approximately $92.0 million; (d) our execution of certain purchase contracts that relate to 4 hotels containing a total of 531 guest rooms and that provide for an aggregate gross purchase price of approximately $86.1 million; (e) the termination of 3 purchase contracts; (f) an update regarding our legal proceedings; (g) our execution of a membership interest purchase agreement with Apple REIT Six, Inc. for the potential acquisition of a membership interest in Apple Air Holdings, LLC for approximately $1.45 million; (h) an update regarding our Unit Redemption program; (i) financial and operating information for all of our hotels; and (j) our recent financial information and certain additional information about us.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of February 28, 2013, we had closed on the sale of 59,184,210 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $651.0 million and proceeds net of selling commissions and marketing expenses of approximately $585.9 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $751.0 million and proceeds net of selling commissions and marketing expenses of approximately $675.9 million.

In connection with our hotel purchases to date, we paid a total of approximately $11.5 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.